Mail Stop 4561

February 21, 2008

Mr. Richard Surber
President
Nexia Holdings, Inc.
59 West 100 South, Second Floor
Salt Lake City, UT 84101

> **Re: Nexia Holdings, Inc.**
> **Schedule 14-C**
> **Filed February 12, 2008**
> **File No. 033-22128-D**

Dear Mr. Surber:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement, page 3

1.   We note the statement that you have no plans to issue shares of stock "for any purpose not previously disclosed in [your] public filings." We also note the statements made in your press release, filed as Exhibit 99 to the Form 8-K filed with the Commission on February 12, 2008, of your attempts to raise capital through an equity line of credit. To the extent that you are increasing your authorized number of shares for such purpose, please disclose this in your information statement.

Security Ownership of Executive Officers, Directors and Five Percent Stockholders,
page 9

2.   You state in footnote 2 to the security ownership table that Mr. Richard Surber
        "personally owns 20,092 shares of common stock." In the security ownership
        table, however, Mr. Surber is listed as the direct beneficial owner of 9,985,001
        shares of common stock. Please supplement your footnote disclosure to explain
        Mr. Surber's direct beneficial ownership of the 9,985,001 shares.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Mr. Richard Surber
President
Nexia Holdings, Inc.
February 21, 2008
Page 3

        You may contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 with
any other questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director